

Mail Stop 7010

October 25, 2006

Via U.S. mail and facsimile

Mr. Cedric W. Burgher
Senior Vice President and Chief Financial Officer
KBR, Inc.
4100 Clinton Drive
Houston, TX 77020-6237

> **Re: KBR, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 22, 2006**
> **File No. 333-133302**

Dear Mr. Burgher:

We have reviewed your amended filing and your response and have the following supplemental comment. We welcome any questions you may have about this comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 19. Equity Method Investments and Variable Interest Entities

G&I Segment, page F-43

1. You state that you indirectly own a 45% interest in Aspire Defence, the project company that is the holder of the 35-year concession contract. In addition, you own a 50% interest in each of the two joint ventures that provide the construction and the related support services to Aspire Defence. The project is funded through equity and subordinated debt provided by the project sponsors and the issuance of publicly held senior bonds. The entities that you hold an interest in are considered variable interest entities; however, you are not the primary beneficiary of these entities. Your maximum exposure to project company losses as of June 30, 2006 is limited to your equity investments totaling $4 million and your commitment to fund debt totaling approximately $100 million. Your maximum exposure to construction and operating joint venture losses is limited to the funding of any future losses incurred by those entities. Please provide us with a

comprehensive explanation as to how you determined that you were not the primary beneficiary based on the guidance provided by paragraphs 8 through 10 of FIN 46 (R). Please also clarify the following:

- Tell us whether you or a related entity is a project sponsor that holds equity and subordinated debt to fund the project;

- Tell us what is meant by project company losses. It is not clear whether you are referring to the losses incurred by Aspire Defence; and

- Tell us what is meant by construction and operating joint venture losses. It is not clear whether you are referring to the losses incurred by the two joint ventures that provide the construction and related support services to Aspire Defence. Please also clarify whether you are only committed to providing funding to these entities to the extent of your ownership.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director